Exhibit 12

CenturyLink, Inc.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(UNAUDITED)

	Year ended December 31,
	2010	2009	2008
	(Dollars in thousands)

Net income before extraordinary item	$947,705	511,254	365,732
Income taxes	582,951	301,881	194,357

Pre-tax income before extraordinary item	1,530,656	813,135	560,089

Adjustments to earnings:
Fixed charges	557,497	370,433	202,463
Preferred stock dividends	(19)	(19)	(246)
Gross earnings from unconsolidated cellular partnership	(16,369)	(19,087)	(12,045)
Distributed earnings from unconsolidated cellular partnership	16,029	20,100	15,960

Earnings, as adjusted	$2,087,794	1,184,562	766,221

Fixed charges:
Interest expense	$557,478	370,414	202,217
Preferred stock dividends (pre-tax)	19	19	246
Total fixed charges	$557,497	370,433	202,463

Ratio of earnings to fixed charges and preferred stock dividends	3.74	3.20	3.78